Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

INTERIM RESULTS

The board (the “Board”) of directors (the “Directors”) of Baozun Inc. (“Baozun” or the “Company”) hereby announces the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”, “we” or “our”) for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These unaudited condensed consolidated results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and have been reviewed by the audit committee of the Company (the “Audit Committee”).

FINANCIAL SUMMARY

•	Total net revenues were RMB4,617.0 million (US$644.5 million) for the Reporting Period, an increase of 5.6% year-over-year.

•	Loss from operations was RMB93.4 million (US$13.0 million) for the Reporting Period, compared with RMB73.6 million in the same period of last year. Operating margin was negative 2.0%, compared with negative 1.7% in the same period of last year.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1636 to US$1.00 for the financial figures in relation to the Reporting Period, RMB7.2993 to US$1.00 for the financial figures in relation to the year ended December 31, 2024, and RMB7.2672 to US$1.00 for the financial figures in relation to the six months ended June 30, 2024, being the noon buying rate in effect on June 30, 2025, December 31, 2024 and June 28, 2024, respectively, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP loss from operations2 was RMB60.8 million (US$8.5 million) for the Reporting Period, compared with non-GAAP loss from operations2 of RMB7.5 million in the same period of last year. Non-GAAP operating margin was negative 1.3% for the Reporting Period, compared with non-GAAP operating margin of negative 0.2% in the same period of last year.

•	Net loss attributable to ordinary shareholders of Baozun was RMB97.0 million (US$13.5 million) for the Reporting Period, compared with RMB97.3 million in the same period of last year.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.[3] was RMB75.2 million (US$10.5 million) for the Reporting Period, compared with non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.3 of RMB19.3 million in the same period of last year.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS4”) were both RMB1.68 (US$0.23) for the Reporting Period, compared with both RMB1.61 for the same period of last year.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS5 was RMB1.30 (US$0.18) for the Reporting Period, compared with RMB0.32 for the same period of last year.

•	Cash, cash equivalents, restricted cash and short-term investments totaled RMB2,701.8 million (US$377.2 million) as of June 30, 2025, compared with RMB2,915.9 million as of December 31, 2024.

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, cancellation fees of repurchased ADSs, gain on acquisition of subsidiaries, fair value loss on financial instruments, and unrealized investment loss (gain).

[4]	Each ADS represents three Class A ordinary shares.

[5]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income per ordinary share multiplied by three.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$1
ASSETS
Current assets:
Cash and cash equivalents	1,289,323	1,189,429	166,038
Restricted cash	354,991	138,178	19,289
Short-term investments	1,271,618	1,374,219	191,834
Accounts receivable, net of allowance for credit losses of RMB126,936 and RMB182,309 as of December 31, 2024 and June 30, 2025, respectively	2,033,778	2,043,408	285,249
Inventories	1,117,439	955,961	133,447
Advances to suppliers	404,353	290,141	40,502
Derivative financial assets	11,557	1,510	211
Prepayments and other current assets	724,091	629,836	87,922
Amounts due from related parties	7,021	2,568	358

Total current assets	7,214,171	6,625,250	924,850

Non-current assets:
Long-term debt investments (including RMB73,869 of the investments measured at fair value of June 30, 2025)	–	160,792	22,446
Long-term equity investments	341,687	338,149	47,204
Property and equipment, net	822,229	778,566	108,684
Intangible assets, net	357,307	336,773	47,012
Land use right, net	37,438	36,926	5,155
Operating lease right-of-use assets	767,376	688,876	96,163
Goodwill	362,399	362,399	50,589
Other non-current assets	69,886	58,161	8,119
Deferred tax assets	234,508	235,472	32,871

Total non-current assets	2,992,830	2,996,114	418,243

TOTAL ASSETS	10,207,001	9,621,364	1,343,093

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$1
LIABILITIES, REDEEMABLE NON- CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,220,957	1,385,268	193,376
Accounts payable	620,679	348,438	48,640
Notes payable	461,179	207,937	29,027
Income tax payables	26,559	6,140	857
Accrued expenses and other current liabilities	1,169,547	1,151,295	160,719
Derivative financial liabilities	130	283	40
Amounts due to related parties	5,369	1,334	185
Current operating lease liabilities	243,137	263,001	36,714

Total current liabilities	3,747,557	3,363,696	469,558

Non-current liabilities:
Deferred tax liabilities	32,783	29,178	4,073
Long-term operating lease liabilities	597,805	514,211	71,781
Other non-current liabilities	48,277	47,681	6,656

Total non-current liabilities	678,865	591,070	82,510

TOTAL LIABILITIES	4,426,422	3,954,766	552,068

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$1
Redeemable non-controlling interests	1,670,379	1,685,446	235,279

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 175,846,486 shares issued, and 161,337,586 and 160,044,058 shares outstanding, as of December 31, 2024, and June 30, 2025, respectively)	95	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and June 30, 2025)	8	8	1
Additional paid-in capital	4,646,631	4,649,833	649,092
Treasury shares (14,331,000 and 15,802,428 shares as of December 31, 2024 and June 30, 2025, respectively)	(95,502)	(105,719)	(14,758)
Accumulated deficit	(691,785)	(788,823)	(110,116)
Accumulated other comprehensive income	54,575	32,853	4,586

Total Baozun Inc. shareholders’ equity	3,914,022	3,788,247	528,818

Non-controlling interests	196,178	192,905	26,928

Total Shareholders’ equity	4,110,200	3,981,152	555,746

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,207,001	9,621,364	1,343,093

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$1
Net revenues
Product sales	1,577,825	1,803,389	251,743
Services (including related party revenues of RMB76,187 and RMB8,663 for the six months ended June 30, 2024 and 2025, respectively)	2,792,939	2,813,632	392,768

Total net revenues	4,370,764	4,617,021	644,511

Operating expenses:
Cost of products	(1,136,807)	(1,258,678)	(175,705)
Fulfillment	(1,173,349)	(1,130,482)	(157,809)
Sales and marketing	(1,538,741)	(1,738,197)	(242,643)
Technology and content	(262,975)	(231,130)	(32,265)
General and administrative	(350,724)	(394,862)	(55,121)
Other operating income, net	18,279	42,960	5,997

Total operating expenses	(4,444,317)	(4,710,389)	(657,546)

Loss from operations	(73,553)	(93,368)	(13,035)

Other income (expenses):
Interest income	35,869	22,252	3,106
Interest expense	(20,641)	(24,309)	(3,393)
Unrealized investment (loss) gain	(19,855)	8,375	1,169
Exchange (loss) gain	(10,598)	7,710	1,076
Fair value change on financial instruments	11,152	(9,143)	(1,276)

Loss before income tax and share of income in equity method investment	(77,626)	(88,483)	(12,353)
Income tax expense	(10,865)	(6,947)	(970)
Share of income in equity method investment, net of tax of nil	1,210	2,708	378

Net loss	(87,281)	(92,722)	(12,945)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$1
Net loss attributable to non-controlling interests	10,050	10,059	1,404
Net income attributable to redeemable non-controlling interests	(20,026)	(14,375)	(2,007)

Net loss attributable to ordinary shareholders of Baozun Inc.	(97,257)	(97,038)	(13,548)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.54)	(0.56)	(0.08)
Diluted	(0.54)	(0.56)	(0.08)

Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.61)	(1.68)	(0.23)
Diluted	(1.61)	(1.68)	(0.23)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$[1]
Net loss	(87,281)	(92,722)	(12,945)
Other comprehensive income (loss), net of tax of nil: Foreign currency translation adjustment	17,964	(21,722)	(3,032)

Comprehensive loss	(69,317)	(114,444)	(15,977)

Total comprehensive loss attributable to non- controlling interests	10,050	10,059	1,404
Total comprehensive income attributable to redeemable non-controlling interests	(20,026)	(14,375)	(2,007)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(79,293)	(118,760)	(16,580)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BAOZUN INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2024 and 2025

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the “VIE”) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of June 30,2025, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of incorporation/ acquisition	Place of incorporation/ Type of legal entity	Issued share capital/Paid in capital	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-2014	Hong Kong	HKD10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-2003	People’s Republic of China (“PRC”)/ wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-2010	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-2013	Hong Kong	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-2015	Hong Kong	HKD100,000	100%
Baotong Inc.	19-Jun-2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-2016	Hong Kong	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co.,Ltd. (“Gap Shanghai”)	31-Jan-2023	PRC/wholly foreign owned enterprise	USD257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	31-Dec-2010	PRC/variable interest entity	RMB50,000,000	N/A

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared and presented in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year.

In the opinion of the management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The financial statements as of December 31, 2024 presented in the unaudited condensed consolidated financial statements are derived from the audited consolidated financial statements for the year ended December 31, 2024.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

(c)	Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. The Company adopted this standard for annual disclosure in 2024 and for interim disclosure in 2025, and such adoption did not have a material impact on the financial statements.

3.	REVENUE

For the six months ended June 30, 2024 and 2025, substantially all of the Group’s revenues were generated in the PRC. Certain prior period disclosures are adjusted to conform to current period presentation. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Product sales derived from:
– E-Commerce, at point of time	973,824	1,021,819
– Brand Management, at point of time	605,212	782,713
– Inter-segment elimination	(1,211)	(1,143)
	1,577,825	1,803,389

Service revenue derived from – E-Commerce, over time	2,761,506	2,838,969
– E-Commerce, at point of time	75,840	48,060
	2,837,346	2,887,029

– Brand Management, over time	3,059	2,989
– Inter-segment elimination	(47,466)	(76,386)
	2,792,939	2,813,632
Total revenue	4,370,764	4,617,021

Service revenue by type

	For the six months ended June 30,
	2024	2025
	RMB	RMB
– Online store operations	807,959	889,528
– Warehousing and fulfillment	1,049,660	984,789
– Digital marketing and IT solutions	982,786	1,015,701
– Inter-segment eliminations	(47,466)	(76,386)
Total revenues from services	2,792,939	2,813,632

Contract liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the six months ended June 30, 2025 were as follows:

Advances from Customers
Opening balance as of January 1, 2025	173,769
Net increase	16,364
Ending balance as of June 30, 2025	190,133

Contract liabilities are presented in “Accrued expenses and other current liabilities” in the consolidated balance sheet.

Revenues amounted to RMB163,237 and RMB166,075 were recognized in the six months ended June 30, 2024 and 2025, respectively, that were included in the balance of contract liabilities at the beginning of the respective period.

4.	NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Numerator:
Net loss	(87,281)	(92,722)
Net loss attributable to non-controlling interests	10,050	10,059
Net income attributable to redeemable non-controlling interests	(20,026)	(14,375)

Net loss attributable to ordinary shareholders of Baozun Inc.	(97,257)	(97,038)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.54)	(0.56)
Diluted	(0.54)	(0.56)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(1.61)	(1.68)
Diluted	(1.61)	(1.68)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	181,767,160	173,335,650
Diluted	181,767,160	173,335,650

As of June 30, 2024 and 2025, the Group had 8,252,247 and 2,050,422 outstanding restricted share units and options, respectively, which were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

5.	INCOME TAX

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the six months ended June 30, 2025, three subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”) effective from January 1, 2024. The OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by-jurisdiction basis. From January 1, 2025, the Group is liable to Pillar Two income taxes under Hong Kong Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Ordinance 2025 for its earnings in the Hong Kong SAR and certain other jurisdictions where a domestic minimum top-up tax has not been implemented, including the Chinese Mainland. The Group considers the current impact of the adoption of a global minimum effective tax is not material.

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Company’s PRC subsidiaries are as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB
Current tax	12,101	11,516
Deferred tax	(1,236)	(4,569)

Income tax expense	10,865	6,947

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
Accounts receivable	2,160,714	2,225,717
Allowance for credit losses:
Balance at beginning of the period	(124,737)	(126,936)
Additions	–	(59,566)
Reverse	915	847
Exchange adjustment	(3,535)	3,224
Write-offs	421	122

Balance at end of the period	(126,936)	(182,309)

Accounts receivable, net	2,033,778	2,043,408

An aging analysis based of accounts receivable on the relevant recognition date is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
0-3 months	1,849,764	1,827,796
3-6 months	91,676	88,076
6-12 months	22,592	107,409
Over 1 year	196,682	202,436

Accounts receivable, gross	2,160,714	2,225,717

7.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable consist of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
Accounts payable	620,679	348,438
Notes payable	461,179	207,937

An aging analysis of accounts payable based on the relevant invoice dates is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
0-12 months	620,679	348,438
Over 1 year	–	–

Accounts payable, gross	620,679	348,438

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
0-12 months	461,179	207,937
Over 1 year	–	–

Accounts payable, gross	461,179	207,937

8.	SHORT-TERM LOAN

The short-term loans as of December 31, 2024 and June 30, 2025 were as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
Short–term loan
Short-term bank borrowings	1,220,957	1,385,268

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,890,000 as of December 31, 2024 and RMB3,560,000 as of June 30, 2025, which can only be used to maintain daily operation.

As of June 30, 2025, the Group had utilized credit facilities in amount of RMB1,083,891, RMB103,324 and RMB302,842 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,069,943 of the credit facilities was available for future borrowing as of June 30, 2025. The credit facilities will expire during the period from July 2025 to May 2026.

9.	DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2024 and 2025.

10.	ORDINARY SHARES AND TREASURY STOCK

In January 2024, the Company announced a share repurchase plan of up to US$20 million over a 12-month period. For the six months ended June 30, 2024 and 2025, the Company repurchased 3,543,606 and 1,471,428 shares of treasury stock for a total amount of US$2.9 million and US$1.4 million, respectively.

For the six months ended June 30, 2024 and 2025, 1,739,181 and nil share options were exercised, and 1,179,870 and 177,900 restricted share units were vested, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend as a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms provide a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 18 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Our revenue increased by 5.6% from RMB4,370.8 million for the six months end June 30, 2024 to RMB4,617.0 million for the same period in 2025, primarily driven by both of the Group’s two business lines. Our non-GAAP operating loss increased from RMB7.5 million for the six months ended June 30, 2024 to RMB60.8 million for the same period in 2025, primarily due to write-down of accounts receivable totaling RMB53.3 million. Excluding this write-down, non-GAAP operating loss was flat year-over-year.

Baozun E-Commerce (BEC)

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services covering warehousing and fulfillment, IT, and digital marketing. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Our competitive advantages have enabled us to achieve rapid growth in our brand partnerships. We collaborate with global leaders in their respective verticals, including brands like Philips, Nike, and Microsoft. Our ability to help brand partners navigate the challenges arising from the macroeconomy, by leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions, demonstrates the value of our services.

With our deep understanding of the needs of various brands, we are able to offer value propositions that set us apart from other market players.

•	Multi-category, multi-brand capabilities: Our capabilities extend across multiple categories and brands of different types, scales, and stages of development. We possess in-depth industry-specific domain knowledge that spans the entire e-commerce value chain.

•	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operations, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is backed by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations; big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions; customer relationship management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement; and order management system, or OMS, and warehouse management system, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We remain committed to investing in new technologies and infrastructure to provide innovative and reliable solutions to our brand partners.

•	Omni-channel coverage: We help brand partners adapt to and thrive in China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which require holistic performance analysis across channels and balanced tactics for different platforms.

Based on the different needs of our brand partners, we operate under three business models: the distribution model, the service fee model, and the consignment model. We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/ or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and the consignment model.

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that cater to our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a crucial part of our brand partners’ e-commerce functions.

Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including online store operations, customer service, IT solutions, digital marketing, warehousing, and fulfillment. Depending on each brand partner’s specific needs and the characteristics of its product category, our brand partners utilize one or a blend of our solutions under one or a combination of our business models: the distribution model, the service fee model, and the consignment model.

Operational Highlights of BEC For the Six Months Ended June 30, 2025

During the first six months ended June 30, 2025, service revenue grew by 1.8%, primally driven by strong digital marketing demand from brand partners and strong performance of sportswear and apparel category.

Omni-channel expansion remains a key theme for our brand partners. We continued to further enhance our omni-channel capabilities. As of June 30, 2025, approximately 48.5% of our brand partners engaged with us for store operations of at least two channels, compared to 45.8% at the end of same period of last year.

Baozun Brand Management (BBM)

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China. BBM offers expertise in strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

Our first key acquisition was the Gap China business. On November 8, 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Ltd. for the acquisition of the entire equity interests in two of their operating entities – Gap (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited – which operate the full business of Gap in Greater China. Concurrently, we and The Gap, Inc. established a series of business arrangements under which The Gap, Inc. granted us the exclusive rights to manufacture, market, distribute, and sell Gap products in Greater China, including the ability to localize the offering. For details, please refer to the announcement made by the Company on November 8, 2022.

The acquisition of Gap (Shanghai) Commercial Co., Ltd. was completed on January 31, 2023. As a result, we began operating The Gap, Inc.’s business in Mainland China, Hong Kong, and Macao starting February 1, 2023. For details, please refer to the announcement made by the Company on February 1, 2023. Meanwhile, we, together with The Gap, Inc. and Gap (UK Holdings) Ltd., have been working to complete the acquisition of Gap Taiwan Limited (the “TW Transfer”). However, due to a prolonged delay in obtaining necessary approvals, on August 27, 2025, after due and careful consideration, we reached agreement with The Gap, Inc. and Gap (UK Holdings) Ltd. not to proceed with the TW Transfer. The Company considers that the termination does not have any material adverse impact on the financial position and operations of the Group.

Additionally, in 2023, we and ABG Hunter LLC, a subsidiary of Authentic Brands Group, entered into a Hunter Greater China and Southeast Asia Term Sheet for Baozun’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC. This vehicle holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia. At the same time, an affiliate of Baozun entered into a license agreement with ABG Hunter LLC, under which ABG Hunter LLC grants Baozun’s affiliate the exclusive right to manufacture, market, distribute, and sell Hunter brand products in Greater China.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

GAP overview

GAP is one of the world’s most recognized lifestyle brands, uplifting and inspiring consumers since 1969. The brand creates iconic style, which builds on its heritage grounded in denim and khakis and comes alive at the intersection of the classic and the new. GAP is an authority on modern American style.

GAP represents a good example for BBM to build its business model and achieve the target of integrating digital technology, retail, and brands. Our current priorities include ensuring a smooth post-acquisition transition, refining products and merchandizing strategies, building supply chain infrastructures, and upgrading back-end systems, including talents and technologies, to pursue our technology-empowered, China-for-China, and digitalized modern new retail model.

Our key strategic pillars for 2025 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability. During the first six months of 2025, Gap Shanghai achieved revenue of RMB376.9 million. As of June 30, 2025, we operated 156 offline stores for GAP in mainland China. While most stores are located in first- and second-tier cities, the brand continues to expand into other high-potential cities across China. We plan to open approximately 40 new stores in 2025 and will continue to optimize our store structure and locations.

Product Management

China-for-China products remain our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that resonate with the Chinese market. Our designs are guided by data insights and executed through a much shorter supply chain cycle. In the first half of 2025, we also launched several successful IP collaborations, including Forbidden City and Melting Sadness. These collections showcased our ability to blend China’s rich cultural heritage and fashion trends with GAP’s brand DNA – emphasizing comfort, safety, and quality.

Retail Management

With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Reporting Period, we continued to optimize our retail management capabilities.

We aimed to open more “quality” neighborhood stores, such as those in Shanghai POPC, Beijing Tongzhou MixC, Haikou Longfor. These strategically located stores not only drive business but also enhance profitability. Additionally, we co-opened stores in Shenyang, Guiyang, Xi’an and many other cities with our local strategic partners, creating mutual benefits. Strong partnerships facilitate faster store openings, particularly in second- and third-tier cities, and enhance investment efficiency.

Supply Chain Management

Effective supply chain management is crucial for sustainable growth. We focus on product innovation, quality control, and ensuring our supply chain is responsive and cost-effective. During the Reporting Period, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

Baozun International (BZI)

Baozun International (BZI) is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. BZI will empower brands with local market insights and critical e-commerce infrastructure, in turn serving local consumers through wide product selection and differentiated customer experience.

Despite the uncertainties and complexities in the global macro environment, we remain firmly committed to our globalization strategy. We work with brand partners to co-develop “Glocalization”. Glocalization is a term combining “global” and “local” and refers to our philosophy that while we pursue global opportunities, we will rely on local expertise and resources.

We plan to build an ecosystem around our technology and businesses, consisting of consumers, brands, retailers, third-party service providers, strategic alliance partners, and other businesses. BZI offers brands across several countries and regions a localized experience within the country in which they operate. In addition, BZI manages localized storefronts in different countries, making cross-border commerce easier for brands. These tailored experiences are designed to increase brand partners’ confidence in new markets and enhance consumer conversion, enabling brand partners to enter these new geographies with ease.

Starting with Southeast Asia, we aim to serve brands and consumers around the world through both a localized and an e-commerce experience. As of June 30, 2025, we have set up operational offices in 10 markets, including Hong Kong, Taiwan, Singapore, Malaysia, Philippines, Thailand, Korea, Japan, Vietnam and France. At the same time, we continue to recruit local talent with deep expertise. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical-specific solutions, and localized services to better serve the digitalization needs overseas.

PROSPECTS

Looking ahead, we remain cautious about the macro uncertainties but confident that our on-going transformation has strengthened our business fundamentals and value proposition to brand owners. In 2025, our primary focus is to execute our plans diligently, patiently, and sustainably.

For BEC, we remain committed to strengthening both the top and bottom lines, with a focus on refined management, value creation and organizational efficiency. Our strategic objective remains clear – delivering “customer-centric, high-quality, and sustainable business growth”. In the first half of 2025, we advanced BEC’s business transition across four key areas: enhancing customer- centric services, growing quality revenue, driving profitability through efficiency, and fostering a sustainable corporate culture.

In the second half of 2025, we will further execute our business transition towards a quality- and value-driven, profit-centric framework, positioning BEC well to accelerate profit generation. We will further develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth. Amid ever-changing market dynamics, BEC has shown agility in adapting to the evolving needs of our brand partners.

Additionally, we aim to grow our product sales business through a high-quality digitalized distribution model. We believe an integrated approach – linking channel management, pricing and inventory control, and marketing – is crucial for building sustainable distribution partnerships in today’s dynamic environment. Our goal is to integrate online and offline channels seamlessly, utilizing our digital capabilities to empower brands across all fronts. We believe this strategy not only elevates our role from distribution partner to comprehensive trade partner but also positions BEC to deliver long-term, value-driven growth.

For BBM, our primary focus is to build on current momentum, strengthen our foundation and revitalize growth for the GAP brand in China.

Hunter also reached a remarkable milestone in unit economics for its first three offline stores, opened in May 2025 and continues to make steady progress in category expansion. These achievements validate the effectiveness of our expansion strategy and our ability to execute with precision. We will continue driving Hunter’s growth by expanding into new categories and diversifying our distribution channels to unlock the brand’s full potential in China.

We believe that our expertise in technology, applied to brand operations, is central to Baozun’s identity. Regardless of the business models we deploy, our technology and expertise provide a cohesive and robust foundation for our strategy. With strengthened business fundamentals, we remain focused on executing our plans. Supported by a healthy cash flow and balance sheet, we are well-positioned to seize new opportunities and deliver lasting value to our stakeholders.

FINANCIAL REVIEW

Revenue

The Group’s revenue principally derives from product sales and services. The following table sets out the breakdown of revenue during the indicated periods:

	Six months ended June 30,
	2025		2024		Growth
Net Revenues	RMB’000%		RMB’000%		Rate %
Product sales	1,803,389	39.1%	1,577,825	36.1%	14.3%
Services	2,813,632	60.9%	2,792,939	63.9%	0.7%

Total	4,617,021	100.0%	4,370,764	100.0%	5.6%

For the Reporting Period, the total net revenues of the Group were approximately RMB4,617.0 million (US$644.5 million) (June 30, 2024: RMB4,370.8 million), representing an increase of approximately 5.6% as compared with the same period in 2024, mainly driven by both of the Group’s two business lines.

Revenue from product sales

The increase in the revenue from product sales during the Reporting Period as compared with the same period last year was mainly driven by the Company’s optimization of its product portfolio in distribution model, especially in the beauty and cosmetics sector, as well as by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales. Product sales including product sales from E-Commerce and Brand Management of RMB1,021.8 million and RMB782.7 million for the six months period ended June 30, 2025, respectively, compared with product sales from E-Commerce and Brand Management of RMB973.8 million and RMB605.2 million for the six months period ended June 30, 2024.

Revenue from services

The revenue from services increased by RMB20.7 million compared with the same period last year, which was mainly due to an increase of RMB32.9 million from digital marketing and IT solutions. Excluding the impact of digital marketing and IT solutions, service revenue decreased by 0.7% year over year, basically remaining stable.

Cost of Products

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Our cost of products was RMB1,258.7 million (US$175.7 million) for the Reporting Period (June 30, 2024: RMB1,136.8 million). The increase in cost of products during the Reporting Period as compared to the same period last year was mainly attributable to the growth in product sales of both BEC and BBM.

Fulfillment Expenses

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. The fulfilment expenses decreased by 3.7% from RMB1,173.3 million (US$161.5 million) for the six months ended June 30, 2024 to RMB1,130.5 million (US$157.8 million) for the Reporting Period. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with savings in Gap logistics expenses.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. The sales and marketing expenses increased by 13.0% from RMB1,538.7 million (US$211.7 million) for the six months ended June 30, 2024 to RMB1,738.2 million (US$242.6 million) for the Reporting Period, primarily due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the reporting period.

Technology and Content Expenses

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. The technology and content expenses decreased by 12.1% from RMB263.0 million (US$36.2 million) for the six months ended June 30, 2024 to RMB231.1 million (US$32.3 million) for the Reporting Period, primarily due to the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. The general and administrative expenses increased by 12.6% from RMB350.7 million (US$48.3 million) for the six months ended June 30, 2024 to RMB394.9 million (US$55.1 million) for the Reporting Period. The increase was primarily due to an addition allowance of accounts receivable totaling RMB53.3 million, partially offset by the Company’s cost control initiatives and efficiency improvements. As disclosed in the Form 20-F of 2024 and 2024 annual report of the Company, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default. Management had previously provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor in the past. Based on the latest progress of arbitration proceedings, management assessed the likelihood of recovery as remote and therefore provided additional allowance against the remaining carrying amount due from this distributor.

Other Operating Income, Net

Our other operating income mainly consists of cash subsidies received by the subsidiaries of the Group in the PRC from local governments as incentives for conducting business in certain local districts. The other operating income increased by 135.0% from RMB18.3 million (US$2.5 million) for the six months ended June 30, 2024 to RMB43.0 million (US$6.0 million) for the Reporting Period, primarily attributable to an increase in government grants received of RMB33.1 million.

Other Income (Expense)

The other income (expenses), net, consist of net interest expenses or income, unrealized investment (loss) gain, fair value change on financial instruments and exchange (loss) gain. For the Reporting Period, other income (net) were approximately RMB4.9 million (US$0.7 million), other expense (net) approximately RMB4.1 million (US$0.6 million) for the six months ended June 30, 2024, primarily attributable to an increase in the unrealized investment gain which arising from the change in the trading price of publicly listed companies we invest in.

Income Tax Expense

For the Reporting Period, our income tax expense was RMB6.9 million (US$1.0 million) as compared to RMB10.9 million (US$1.5 million) for the six months ended June 30, 2024.

Net Loss

As a result of the above factors, net loss of approximately RMB92.7 million (US$12.9 million) for the Reporting Period was recorded, compared to a net loss of RMB87.3 million (US$12.0 million) for the six months ended June 30, 2024.

Current Assets

As of June 30, 2025, the current assets of the Group were approximately RMB6,625.3 million (US$924.9 million), representing a decrease of 8.2% as compared with approximately RMB7,214.2 million (US$988.3 million) as of December 31, 2024. As of June 30, 2025, the current ratio (current assets divided by current liabilities) of the Group was approximately 2.0 times (December 31, 2024: approximately 1.9 times).

Accounts Receivables, net of Allowance for Credit Losses

Our accounts receivables represent receivables from customers. The accounts receivables (net of allowance of credit loss) increased by 0.5% from RMB2,033.8 million (US$278.6 million) as of December 31, 2024 to RMB2,043.4 million (US$285.2 million) as of June 30, 2025.

Accounts Payable and Notes Payable

Our accounts payable and notes payable represent payables to suppliers. As of June 30, 2025, accounts payable and notes payable amounted to approximately RMB556.4 million (US$77.7 million), representing a decrease of approximately 48.6% as compared with approximately RMB1,081.9 million (US$148.2 million) as of December 31, 2024.

Accrued Expenses and Other Current Liabilities

Other current liabilities primarily consist of logistics expenses accruals, salary and welfare payable as well as marketing expenses accruals.

As of June 30, 2025, accrued expenses and other current liabilities amounted to approximately RMB1,151.3 million (US$160.7 million), representing a decrease of approximately 1.6% as compared with approximately RMB1,169.5 million (US$160.2 million) as of December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements and short-term bank borrowings.

Cash and Cash Equivalents

Our cash and cash equivalents generally consist of bank deposits denominated in RMB, USD and HKD. Bank deposits carry interest at market rates which range from 0% to 4.48% per annum. Our cash and cash equivalents, restricted cash and short-term investment amounted to approximately RMB1,189.4 million (US$166.0 million), RMB138.2 million (US$19.3 million), and RMB1,374.2 million (US$191.8 million) as of June 30, 2025, respectively (December 31, 2024: RMB1,289.3 million (US$176.6 million), RMB355.0 million (US$48.6 million), and RMB1,271.6 million (US$174.2 million), respectively). The cash position remains stable for the Reporting Period and the same period last year.

Short-term Loan

As of June 30, 2025, we had short-term loan of approximately RMB1,385.3 million (US$193.4 million) (December 31, 2024: RMB1,221.0 million (US$167.3 million)).

For the Reporting Period, the effective interest rates of the Group’s short-term bank borrowings ranged from 2.0% to 3.0% (December 31, 2024: 2.6% to 3.0%).

Pledge of Assets

As of June 30, 2025, we had RMB213.9 million bank deposits pledged to secure RMB185.0 million outstanding bank borrowing.

Gearing Ratio

The calculation of gearing ratio is based on total liabilities at the end of the period divided by total equity for the period and multiplied by 100.0%. The gearing ratio as of December 31, 2024 and June 30, 2025 were 1.08 and 0.99, respectively.

Contingent Liabilities and Commitments

As of June 30, 2025, the Group did not have any material contingent liabilities or commitments.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, and amounts due from related parties.

All of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality.

We had accounts receivables, net of allowance for credit losses, of RMB2,043.4 million (US$285.2 million) and RMB2,033.8 million (US$278.6 million) and amounts due from related parties of RMB2.6 million (US$0.4 million) and RMB7.0 million (US$1.0 million) as of June 30, 2025 and December 31, 2024, respectively. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Exchange Risk

The Group is exposed to foreign exchange risk primarily from purchases of goods or services which give rises to payables that are denominated in a foreign currency. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by The People’s Bank of China. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. During the Reporting Period, the Group had deployed certain financial instruments for mitigating its exposures towards foreign currency risk. The Group will continue to keep track of the foreign exchange risk and take prudent measures to mitigate exchange risk, and take appropriate action where necessary.

SIGNIFICANT INVESTMENT HELD, MATERIAL ACQUISITIONS AND DISPOSALS

As of June 30, 2025, there were no significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2025) held by the Group. During the Reporting Period, there were no material acquisitions and disposals of subsidiaries, associates or joint ventures.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

The Group had not executed any agreement in respect of material investment or capital asset and did not have any other plans relating to material investment or capital asset as of the date of this announcement. However, as China e-commerce and retail market evolves, if any potential investment opportunity arises in the coming future, the Group will perform feasibility studies and prepare implementation plans to consider whether it is beneficial to the Group and our shareholders as a whole.

EMPLOYEES AND REMUNERATION POLICY

As of June 30, 2025, the Group had 6,887 full-time employees, compared with 7,650 as of December 31, 2024. The decrease in full-time employees was mainly due to the Company’s efficiency enhancement and cost control initiatives.

Our success depends on our ability to attract, retain and motivate qualified personnel. Most of our senior management team members possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and extensive experience working with brand partners. In addition, our brand management team is comprised of personnel who connect well culturally with brands. We have fostered a corporate culture that encourages teamwork, effectiveness, self-development and a strong commitment to providing superior services to our brand partners. We typically remunerate our employees with cash compensation and benefits, we may also grant our employees with share options and RSUs under our share incentive plans. We usually enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically extends for up to two years after the termination of employment, during which we compensate the employee with a certain percentage of his or her pre-departure salary.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation programs cover such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs.

SUBSEQUENT EVENTS

Save as disclosed in this announcement, no events have occurred between June 30, 2025 and up to the date of this announcement that may have a material impact on the Group’s operating and financial performance.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our shareholders. The Group has adopted the code provisions in Part 2 of the Corporate Governance Code (the “CG Code”) as set out in Appendix C1 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) as its own code of corporate governance.

Save for the deviation for reasons set out below, during the Reporting Period, the Group has complied with the CG Code.

Pursuant to code provision C.2.1 of the CG Code, the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. However, we do not have a separate chairman and chief executive officer and Mr. Qiu is performing these two roles. Mr. Qiu is responsible for the overall management, operation and strategic development of the Group and has been instrumental to our growth and business operation as the founder of the Group. Taking into account the continuation of management and the implementation of our business strategies, the Directors (including the independent Directors) consider that vesting the roles of the chairman and the chief executive officer in the same person would allow the Company to be more effective and efficient in developing business strategies and executing business plans. The existing arrangements are beneficial to the business prospect and management of the Group and are in the interests of the Company and the Shareholders as a whole. The balance of power and authority is ensured by the operation of the senior management and the Board, both of which comprises experienced and high-calibre individuals. The Board will regularly review the effectiveness of this structure to ensure that it is appropriate to the Group’s circumstances.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as a code of conduct for securities transactions by the Directors during the Reporting Period.

Having made specific enquiry to all the Directors, all the Directors confirmed that they have strictly complied with the required standards set out in the Model Code during the Reporting Period.

The Board has also adopted the Model Code to regulate all dealings by relevant employees, including any employee or a director or employee of a subsidiary or holding company, who, because of his/her office or employment, are likely to be in possession of unpublished inside information of the Company in respect of securities in the Company. No incident of non-compliance with the Model Code by the Company’s relevant employees has been noted during the Reporting Period after making reasonable enquiry.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the Reporting Period, the Company repurchased from the market a total of 490,476 ADSs of the Company listed on Nasdaq Global Select Market in the United States, of which were repurchased and held as treasury shares. Details of the repurchases of the ADSs are as follows:

Month of repurchases	Number of ADSs repurchased	Highest price per ADSs	Lowest price per ADSs	Aggregate consideration
		(US$)	(US$)	(US$)
January 2025	490,476	3.09	2.67	1,403,484.06

Total	490,476			1,403,484.06

The repurchases were made by the Directors with a view to give back shareholder return to the Company’s shareholders. As of June 30, 2025, (i) 2,533,803 Class A ordinary shares represented by the 844,601 ADSs being repurchased were pending cancellation; and (ii) 13,268,625 treasury shares represented by 4,422,875 ADSs being repurchased were held by the Company, which may be resold on the open market at prevailing market price to raise funds for the Company, or transferred or used for other purposes such as implementing plans under Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, depending on market conditions and in accordance with applicable laws, rules and regulations.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

On August 20, 2025, the above mentioned 2,533,803 Class A ordinary shares (represented by the 844,601 ADSs) were cancelled by the Company.

REVIEW OF INTERIM RESULTS

The Company has established an audit committee (the “Audit Committee”) in compliance with the Listing Rules. The Audit Committee has reviewed the unaudited interim financial results for the Reporting Period and considers that the unaudited interim financial results are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made.

In addition, the Company’s independent auditor, KPMG, has reviewed our unaudited condensed consolidated financial statements for the Reporting Period in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

INTERIM DIVIDEND

The Board has resolved not to recommend the distribution of an interim dividend for the Reporting Period (2024: Nil).

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, and cancellation fees of repurchased ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, cancellation fees of repurchased ADSs, fair value change on financial instruments, other-than-temporary impairment of equity method investments, loss (gain) on disposal/ acquisition of subsidiaries, and unrealized investment loss (gain). Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investments. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun, net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest

U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures to the nearest U.S. GAAP performance measures is provided below:

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Loss from operations	(73,553)	(93,368)	(13,035)
Add: Share-based compensation expenses	46,802	16,790	2,344
Amortization of intangible assets resulting from business acquisition	18,827	15,802	2,206
Cancellation fees of repurchased ADSs	415	–	–

Non-GAAP loss from operations	(7,509)	(60,776)	(8,485)

Net loss	(87,281)	(92,722)	(12,945)
Add: Share-based compensation expenses	46,802	16,790	2,344
Amortization of intangible assets resulting from business acquisition	18,827	15,802	2,206
Cancellation fees of repurchased ADSs	415	–	–
Fair value change on financial instruments	–	7,654	1,068
Unrealized investment loss (gain)	19,855	(8,375)	(1,169)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(3,766)	(3,604)	(503)

Non-GAAP net loss	(5,148)	(64,455)	(8,999)

Net loss attributable to ordinary shareholders of Baozun Inc.	(97,257)	(97,038)	(13,548)
Add: Share-based compensation expenses	46,802	16,790	2,344
Amortization of intangible assets resulting from business acquisition	13,514	11,056	1,543
Cancellation fees of repurchased ADSs	415	–	–
Fair value change on financial instruments	–	4,822	673
Unrealized investment loss (gain)	19,855	(8,375)	(1,169)
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(2,637)	(2,418)	(338)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(19,308)	(75,163)	(10,495)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.32)	(1.30)	(0.18)
Weighted average shares used in calculating diluted net loss per ordinary share	181,767,160	173,335,650	173,335,650

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

PUBLICATION OF INTERIM RESULTS AND 2025 INTERIM REPORT

This announcement is published on the websites of the Company (http://ir.baozun.com) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). The 2025 interim report will be made available on the websites of the Company and the Hong Kong Stock Exchange as and when appropriate.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, August 28, 2025

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

This announcement contains forward-looking statements relating to the business outlook, estimates of financial performance, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in the future. Underlying these forward-looking statements are a lot of risks and uncertainties. In light of the risks and uncertainties, the inclusion of forward-looking statements in this announcement should not be regarded as representations by the directors of board or the Company that the plans and objectives will be achieved, and investors should not place undue reliance on such statements.

* for identification purposes only